Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Expressed in thousands of U.S. dollars - unaudited)

BITFARMS LTD.

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars - unaudited)

		As of March 31,	As of December 31,
	Notes	2025	2024
Assets
Current
Cash		38,546	59,542
Trade receivables		2,680	1,259
Receivable from disposal of business	6	30,178	—
Other assets		6,855	7,285
Short-term prepaid deposits		9,954	14,554
Income taxes receivable		—	424
Digital assets	7	94,112	87,298
Digital assets - restricted	7	29,120	32,826
Inventories	8	4,886	1,180
Derivative assets	9, 19	2,325	3,418
Assets held for sale	10	5,608	5,923
		224,264	213,709
Non-current
Property, plant and equipment	12, 23	507,190	348,525
Right-of-use assets		23,700	23,020
Long-term deposits and equipment prepayments	13	12,912	56,367
Refundable deposits	14	5,355	21,956
Intangible assets		3,582	4,039
Total assets		777,003	667,616
Liabilities
Current
Trade payables and accrued liabilities	15	57,880	25,894
Derivative liabilities	9, 19	773	128
Current portion of long-term debt		520	146
Current portion of lease liabilities		3,316	2,089
Redemption obligation	7	20,073	—
Taxes payable		73	—
Warrant liabilities	16	2,396	8,013
		85,031	36,270
Non-current
Long-term debt		1,915	1,430
Lease liabilities		19,937	19,750
Asset retirement provision		3,323	2,106
Deferred tax liability		65	65
Other non-current liability		2,023	—
Total liabilities		112,294	59,621
Shareholders’ equity
Share capital	18	942,150	852,286
Equity warrants	18	11,477	—
Contributed surplus		72,190	67,521
Accumulated deficit		(366,892)	(334,507)
Revaluation surplus		5,784	22,695
Total equity		664,709	607,995
Total liabilities and equity		777,003	667,616

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

May 13, 2025	/s/ Brian Howlett	/s/ Ben Gagnon	/s/ Jeffrey Lucas
Date of approval of the financial statements	Chairman of the Board of Directors	Chief Executive Officer & Director	Chief Financial Officer

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

		Three months ended March 31,
	Notes	2025	2024

Revenues	7, 22, 23	66,848	50,317
Cost of revenues	22	(67,390)	(60,999)
Gross loss		(542)	(10,682)

Operating expenses
General and administrative expenses	22	(20,173)	(13,196)
Gain on disposition of property, plant and equipment and deposits	6, 12	5,586	170
Impairment of non-financial assets	11	(17,230)	—
Operating loss		(32,359)	(23,708)

Net financial income	22	2,110	11,443
Net loss before income taxes		(30,249)	(12,265)

Income tax recovery (expense)	17	(5,626)	6,285
Net loss		(35,875)	(5,980)

Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Change in revaluation surplus - digital assets, net of tax	7	(13,421)	17,433
Total comprehensive (loss) income, net of tax		(49,296)	11,453

Loss per share	20
Basic and diluted		(0.07)	(0.02)
Weighted average number of common shares outstanding	20
Basic and diluted		500,163,441	338,745,134

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except number of shares - unaudited)

	Notes	Number of shares	Share capital	Equity warrants	Contributed surplus	Accumulated deficit	Revaluation surplus	Total equity
Balance as of January 1, 2025		479,332,885	852,286	—	67,521	(334,507)	22,695	607,995
Net loss		—	—	—	—	(35,875)	—	(35,875)
Change in revaluation surplus - digital assets, net of tax		—	—	—	—	—	(13,421)	(13,421)
Total comprehensive loss, net of tax		—	—	—	—	(35,875)	(13,421)	(49,296)

Transfer of revaluation surplus on disposal of digital assets to accumulated deficit, net of tax		—	—	—	—	3,490	(3,490)	—
Share-based payment	21	—	—	—	4,437	—	—	4,437
Issuance of replacement share-based payment	5	—	—	—	232	—	—	232
Issuance of common shares	18	74,311,495	89,864	—	—	—	—	89,864
Issuance of equity warrants	18	—	—	11,477	—	—	—	11,477
Balance as of March 31, 2025		553,644,380	942,150	11,477	72,190	(366,892)	5,784	664,709

Balance as of January 1, 2024		334,153,330	535,009	—	56,622	(299,810)	2,941	294,762
Net loss		—	—	—	—	(5,980)	—	(5,980)
Change in revaluation surplus - digital assets, net of tax		—	—	—	—	—	17,433	17,433
Total comprehensive income, net of tax		—	—	—	—	(5,980)	17,433	11,453

Transfer of revaluation surplus on disposal of digital assets to accumulated deficit, net of tax		—	—	—	—	7,498	(7,498)	—
Share-based payment	21	—	—	—	3,094	—	—	3,094
Issuance of common shares	18	16,997,285	37,268	—	—	—	—	37,268
Exercise of stock options and warrant liabilities	18, 21	5,141,111	18,864	—	(27)	—	—	18,837
Balance as of March 31, 2024		356,291,726	591,141	—	59,689	(298,292)	12,876	365,414

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars - unaudited)

		Three months ended March 31,
	Notes	2025	2024 (restated - Note 3e)

Cash flows used in operating activities
Net loss		(35,875)	(5,980)
Adjustment for non-cash items:
Depreciation and amortization	22, 24	29,693	38,977
Impairment of non-financial assets	11	17,230	—
Net financial income	22	(2,110)	(11,443)
Digital assets earned	7	(64,646)	(49,423)
Share-based payment	21, 22	4,437	3,094
Income tax expense (recovery)	17	5,626	(6,285)
Gain on disposition of property, plant and equipment and deposits		(5,586)	(170)
Digital assets exchanged for services	7	5,178	—
Interest income received		411	902
Interest expenses paid	22	(646)	(378)
Income taxes paid		(78)	(260)
Changes in non-cash working capital components	24	27,785	(323)
Net change in cash related to operating activities		(18,581)	(31,289)

Cash flows used in investing activities
Proceeds from sale of digital assets	7	37,263	49,570
Purchase of property, plant and equipment		(43,337)	(3,920)
Proceeds from sale of property, plant and equipment and assets held for sale		2,139	1,043
Purchase of marketable securities	22	(6,540)	(2,284)
Proceeds from disposition of marketable securities	22	6,931	2,622
Purchase of derivative assets and liabilities	9	(30,055)	—
Proceeds from disposition of derivative assets and liabilities	9	28,472	—
Equipment and construction prepayments		(4,481)	(74,015)
Proceeds from sale of the Yguazu Mining site	6	32,038	—
Acquisition of business	5	(48,084)	—
Net change in cash related to investing activities		(25,654)	(26,984)

Cash flows from financing activities
Issuance of common shares	18	23,608	37,268
Repayment of long-term debt		(15)	(4,075)
Proceeds from long-term debt		—	1,695
Repayment of lease liabilities		(288)	(779)
Exercise of stock options and warrants	18, 21	—	6,027
Net change in cash related to financing activities		23,305	40,136

Net decrease in cash		(20,930)	(18,137)
Cash, beginning of the period		59,542	84,038
Exchange rate differences on currency translation		(66)	60
Cash, end of the period		38,546	65,961

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 1:	NATURE OF OPERATIONS

Bitfarms Ltd. was incorporated under the Canada Business Corporations Act on October 11, 2018 and continued under the Business Corporations Act (Ontario) on August 27, 2021. The consolidated financial statements of the corporation comprise the accounts of Bitfarms Ltd. and its wholly-owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The common shares of the Company are listed on the Nasdaq Stock Market and the Toronto Stock Exchange (Nasdaq/TSX: BITF). Its registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, Canada, M5C 1T4.

The activities of the Company are mainly comprised of selling its computational power used for hashing calculations for the purpose of cryptocurrency mining in multiple jurisdictions as described in Note 23 “Geographical Information”. The Company’s operations are currently located in Canada, the United States, Paraguay, and Argentina. Volta, a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its data centers and provides electrician services to both commercial and residential customers in Quebec, Canada.

Bitfarms primarily owns and operates data centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours per day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to Mining pool operators under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining pool operators compensate Mining companies for their computational power used for hashing calculations, measured by hashrate, based on what the Mining pool operator would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining pool operator to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are paid to the Company on a daily basis in BTC (as defined below). Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

As described in Note 5, the Company acquired Stronghold Digital Mining, Inc. (“Stronghold”) on March 14, 2025 (the “Stronghold Transaction”). Through the acquisition of Stronghold, the Company now owns and operates two refuse power generation facilities. The Company’s primary fuel source at these facilities is waste which is provided by various third parties. Waste tax credits are earned by the Company by utilizing refuse to generate electricity. The Company either consumes the energy internally to support computational activities related to hashing calculations or sells the energy it produces to the open market (the “Grid”).

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 1:	NATURE OF OPERATIONS (Continued)

Terms and definitions

In these financial statements, the terms below have the following definitions:

	Term	Definition
1	Backbone	Backbone Hosting Solutions Inc.
2	Volta	9159-9290 Quebec Inc.
3	Backbone Argentina	Backbone Hosting Solutions SAU
4	Backbone Paraguay	Backbone Hosting Solutions Paraguay SA
5	Backbone Mining	Backbone Mining Solutions LLC
6	Backbone Yguazu	Zunz SA
7	BTC	Bitcoin
8	BVVE	Blockchain Verification and Validation Equipment (primarily Miners and mining-related equipment)
9	MW	Megawatt
10	CAD	Canadian dollars
11	USD	U.S. dollars
12	ARS	Argentine pesos

NOTE 2:	LIQUIDITY

Bitfarms is primarily engaged in the Bitcoin Mining industry, a highly volatile industry subject to significant inherent risk. Declines in the market prices of cryptocurrencies, an increase in the difficulty of BTC mining, delays in the delivery of Mining equipment, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above can impact the recoverability of the Company’s digital assets and property, plant and equipment (“PPE”), resulting in impairment losses being recorded.

The Company’s operating cash flows are expected to remain negative until the Company has another significant revenue stream as the proceeds from the BTC sold from its mining operations are classified within investing activities. The Company’s current operating budget and future estimated cash flows indicate that the Company will generate positive cash flow in excess of the Company’s cash commitments, which includes proceeds from the sale of digital assets, within the twelve-month period following the date these interim condensed consolidated financial statements were authorized for issuance (the “twelve-month period”). These analyses are based on BTC market factors including price, difficulty and network hashrate for the twelve-month period.

At current BTC prices, the Company’s existing cash resources and the proceeds from sales of its BTC treasury and BTC earned may not be sufficient to fund capital investments to fully support its growth objectives. If the proceeds from the sale of BTC are not sufficient, the Company would be required to raise additional funds from external sources to meet these requirements. There is no assurance that the Company will be able to raise such additional funds on acceptable terms, if at all.

If the Company raises additional funds by issuing securities, existing shareholders’ ownership in the Company may be diluted. If the Company is unable to obtain financing, including by issuing securities, or if funds from operations and proceeds from sales of the Company’s BTC holdings are negatively impacted by the BTC price, or if the Company is in breach of its covenants, the Company may have difficulty meeting its payment obligations. On April 1, 2025, the Company secured a credit facility for up to $300,000 with Macquarie Equipment Capital, Inc. Refer to Note 26 for more details.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION

a.	Basis of preparation and measurement

The interim condensed consolidated financial statements (“Financial Statements”) of the Company comprise the accounts of Bitfarms Ltd. and its wholly-owned subsidiaries. These Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. These Financial Statements were approved by the Board of Directors (the “Board”) on May 13, 2025.

These Financial Statements do not include all the information required for full annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2024.

The Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments and digital assets recorded at fair value, and assets held for sale measured at the lower of their carrying amount and fair value less costs to sell.

These Financial Statements have been prepared under the same accounting policies used in the audited annual consolidated financial statements for the year ended December 31, 2024, except for the material new accounting policies added during the three months ended March 31, 2025 and the new accounting standards issued and adopted by the Company which are described below. The accounting policies have been applied consistently by the Company’s entities and to all periods presented in these Financial Statements, unless otherwise indicated.

b.	Material new accounting policy information

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date at fair value, and the amount of any non-controlling interests in the acquiree. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material new accounting policy information (Continued)

Warrants

The Company issues warrants which entitle the holder to buy the Company’s common shares at a predetermined exercise price within a certain time frame. The warrants may include a cashless exercise clause which would result in a variable number of shares being issued for a fixed price due to the unknown future price of the shares. The Company does not expect the warrants to be exercised on a cashless basis. Referred to as warrant liability, the Company records these warrants as a financial liability. Upon exercise, the Company records the exercised warrants at fair value immediately before settlement and records the gain or loss through the consolidated statements of profit or loss and comprehensive profit or loss. The Company subsequently measures the outstanding warrants at fair value at each reporting date and records the gain or loss through the consolidated statements of profit or loss and comprehensive profit or loss. Warrants issued which do not include a cashless exercise feature, referred to as equity warrants, are classified as equity instruments. Consideration received on the sale of a share and share purchase warrant is allocated using the fair value method.

Revenue recognition

Cryptocurrency Hosting Revenue

The Company has entered hosting contracts where it operates mining equipment on behalf of third parties within its facilities. Revenue from hosting contracts is measured as the Company meets its obligation of operating the hosted equipment over time. The Company receives proceeds net of commissions. Revenues are recorded at the gross amount and the commission expense is included in infrastructure costs.

Energy Revenue

The Company operates as a market participant through the Pennsylvania, New Jersey, Maryland (“PJM”) Interconnection, a Regional Transmission Organization (“RTO”) that coordinates the movement of wholesale electricity. The Company sells energy from its Panther Creek and Scrubgrass generating plants in the open market in the PJM RTO in the real-time, location marginal pricing market. Revenues from the sale of energy are earned as the energy is delivered as a series of distinct units that are substantially the same and have the same pattern of transfer to the customer over time and are, therefore, accounted for as a distinct performance obligation. Revenue from the sale of energy is recognized over time as energy volumes are generated and delivered to the RTO (which is contemporaneous with generation), using the output method based on megawatt hours for measuring progress. The Company applies the “right to invoice” practical expedient in recognizing revenue from the sale of energy. Under this practical expedient, revenue from the sale of energy is recognized based on the invoiced amount which corresponds directly with the value provided to the customer for the Company’s performance obligation completed to date.

Reactive energy power is provided to maintain a continuous voltage level. Revenue from reactive power is recognized ratably over time as the Company stands ready to provide it if called upon by the PJM RTO.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material new accounting policy information (Continued)

Property, Plant and Equipment

Property, plant and equipment are depreciated as follows:

Asset Class	Depreciation Method	Depreciation period
BVVE
Miners	Straight-line	3 years
Mining-related equipment	Straight-line	5 years
Leasehold improvements	Straight-line	Shorter of the lease term and the expected life of the improvement
Machinery and equipment	Straight-line	5 to 20 years
Asset retirement cost	Straight-line	Over the lease term or 10 to 30 years
Buildings	Declining balance	4%
Power Plants	Declining balance	4%
Vehicles	Declining balance	30%

Leases

Right-of-use (“ROU”) assets are depreciated over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Asset Class	Depreciation Method	Depreciation period
Leased premises	Straight-line	4-10 years
Machinery and equipment	Straight-line	3-4 years
Vehicles and other	Straight-line	3-5 years
BVVE	Straight-line	3 years

BTC Redemption Options and redemption obligation

A redemption obligation is recorded for the remaining BTC Redemption Options for which Miners have been shipped, reflecting the Company’s obligation to either redeem the BTC Pledged for cash or use the BTC Pledged for the purchase of the Miners. The redemption obligation amount represents the value of Miners shipped, for which BTC payments were made, and reduced by the value of the BTC redeemed. Refer to Note 7, 9, Note 13, Note 19 and Note 25 for more details.

c.	New accounting amendments issued and adopted by the Company

The following amendments to existing standards were adopted with no impact to the Company for its annual period beginning on January 1, 2025:

Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”)

Amendments to IAS 21 require an entity to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

d.	New accounting amendments and standards issued to be adopted at a later date

The following amendments to existing standards have been issued and are applicable to the Company for its annual period beginning on January 1, 2026, with an earlier application permitted:

Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7

Amendments to IFRS 9 and IFRS 7 clarify that financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for the new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

These amendments also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features.

In addition, the amendments for investments in equity instruments reported at fair value through other comprehensive income require separately disclosing the fair value gain or loss for investments derecognized in the period and investments held. The amendments added disclosure requirements for financial instruments with contingent features that could change the timing or amount of contractual cash flows that do not relate directly to basic lending risks and costs.

Furthermore, the amendments to IFRS 9 clarify: i) the requirements to account for an extinguishment of a lessee’s lease liability that results in a gain or loss recognized in net income; and ii) the definition of the term “transaction price”.

The Company is currently evaluating the impact of adopting the new standards on the Company’s Financial Statements.

The following new standard has been issued and is applicable to the Company for its annual period beginning on January 1, 2027, with an earlier application permitted:

IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)

On April 9, 2024, the International Accounting Standards Board issued IFRS 18, the new standard on presentation and disclosure in financial statements, which will replace IAS 1, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

●	The structure of the statement of profit or loss, including specified totals and subtotals;
●	Required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (i.e., Management-defined performance measures); and
●	Enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

The Company is currently evaluating the impact of adopting the new standards on the Company’s Financial Statements.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

e.	Restatement of comparative figures

Restatement of comparative figures of the statement of cash flows

During the fourth quarter of 2024, the Company changed the presentation of the statements of cash flows and determined that the proceeds from sale of digital assets, which is accounted for as an intangible asset under IAS 38, should be classified as investing activities rather than operating activities. Accordingly, the Company has restated the statement of cash flows for three months ended March 31, 2024.

Adjustments to interim consolidated statement of cash flows for the three months ended March 31, 2024

	Three months ended March 31,
	2024 (as reported)	Cash flow reclassification	2024 (as restated)
Cash flows from (used in) operating activities
Net loss	(5,980)	—	(5,980)
Adjustments for:
Proceeds from sale of digital assets earned	49,570	(49,570)	—
Net change in cash related to operating activities	18,281	(49,570)	(31,289)

Cash flows from (used in) investing activities
Proceeds from sale of digital assets earned	—	49,570	49,570
Net change in cash related to investing activities	(76,554)	49,570	(26,984)

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 4:	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the Financial Statements requires Bitfarms’ management team (“Management”) to undertake judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. These estimates and judgments are based on Management’s best knowledge of the relevant events and circumstances and actions the Company may take in the future. The actual results may differ from these assumptions and estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to assumptions and estimates are recognized in the period in which the assumption or estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements made by Management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the audited annual consolidated financial statements for year ended December 31, 2024, except for the following:

Business Combinations

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date requires Management to make certain judgements and estimates about future events, including but not limited to forecasted revenues, operating costs and capital expenditures, future digital currency prices and income tax rates.

NOTE 5:	BUSINESS COMBINATION

On March 14, 2025 (the “Acquisition Date”), the Company acquired 100% of the issued share capital of Stronghold in a stock-for-stock merger transaction. Under the terms of the merger agreement, each Stronghold shareholder received 2.52 shares of Bitfarms for each Stronghold share they owned. A total of 59,866,852 common shares and 12,893,650 warrants were issued. In addition, the Company paid $51,060 on closing to retire Stronghold’s outstanding loans and other closing costs.

As a result of the business combination, the pre-existing hosting agreements between the Company and Stronghold are effectively settled. A gain of $945 was recognized on the settlement of the Refundable Hosting Deposits. Refer to Note 14 and Note 19 for more details.

Stronghold is a vertically integrated power generation and data center company focused on environmental remediation and reclamation services in Pennsylvania, United States. The Stronghold Transaction is aligned with the Company’s strategic objectives to diversify its operations and expand its presence in the United States through vertical integration of power generation and energy arbitrage capabilities.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 5:	BUSINESS COMBINATION (Continued)

Details of the purchase price allocation* and the fair value of the net assets acquired are as follows:

		As of March 14,
	Notes	2025

Purchase consideration
Cash paid through repayment of debts		44,982
Reimbursement of Stronghold’s acquisition-related costs		6,078
Fair value of shares issued**	18	66,452
Fair value of warrants issued	18	11,477
Fair value of replacement share-based payment	21	232
Settlement of Refundable Hosting Deposits	14, 19	15,474
Fair value of consideration transferred		144,695

Net identifiable assets acquired
Cash and cash equivalents		2,976
Accounts receivable		1,305
Short-term prepaid deposits		1,835
Other assets (current)		118
Inventories	8	3,269
Property, plant and equipment	12	158,289
Intangible assets		18
Right-of-use assets		1,594
Other non-current assets		1,550
Accounts payable and accrued liabilities	15	(20,804)
Current portion of long-term debt		(420)
Current portion of lease liabilities		(800)
Long-term debt		(460)
Non-current lease liabilities		(756)
Asset retirement provision		(1,135)
Other non-current liabilities		(1,884)
Total net identifiable assets acquired		144,695

* The purchase price allocation for the acquisition reflects fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, based on their condition. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected.

** The fair value of the 59,866,852 shares issued as part of the consideration paid for Stronghold was based on the published share price on March 14, 2025 of $1.11 per share. Issuance costs of $196, which were directly attributable to the issuance of the shares, were netted against the deemed proceeds.

Total acquisition-related costs that were not directly attributable to the issue of shares amounted to $7,081, of which $1,571 were incurred in the three months ended March 31, 2025 and $5,510 were incurred during the year end December 31, 2024. These amounts were included in general and administrative expenses in the consolidated statements of profit or loss and comprehensive profit or loss.

15	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 5:	BUSINESS COMBINATION (Continued)

Revenue and profit and loss contribution

The following financial information presents the contributed revenue and profit and loss of the Company as if the closing of the Transaction occurred as of January 1, 2025 (“Proforma”). In addition, the contributed revenue and profit and loss of Stronghold since the Acquisition Date (“Actual Contribution”) are presented as follows:

	Proforma	Actual Contribution
	From January 1 to March 31, 2025	From March 15 to March 31, 2025
Revenue	76,448	1,083
Net loss	(31,980)	(3,829)

Purchase consideration - cash outflow

Three months ended March 31,
2025
Cash outflow, net of cash acquired
Cash consideration	51,060
Less: cash balances acquired	(2,976)
Net cash outflow related to investing activities	48,084

NOTE 6:	SALE OF THE YGUAZU MINING SITE

On March 14, 2025, the Company completed the sale of its 200 MW site in Yguazu, Paraguay to HIVE Digital Technologies Ltd. (“HIVE”) pursuant to a binding letter of Intent (“LOI”) originally signed on January 24, 2025. The transaction involved the sale of the Company’s 100% ownership stake in the Yguazu, Paraguay Bitcoin data center. The total consideration of $63,260 and the transaction details are as follows:

		As of March 14
	Notes	2025

Consideration
Advance received in January 2025 upon signing the LOI		20,000
Cash received upon closing		12,038
Receivable over 6 equal monthly payments following the closing date*		31,000
Other costs assumed by HIVE		222
Total consideration		63,260

Net assets transferred**
Current assets		2,590
Property, plant and equipment	12	34,006
Intangible asset		309
Long-term deposits and equipment prepayments	13	18,321
Security deposit for energy	14	2,809
Total net assets transferred		58,035
Gain on disposal of subsidiary		5,225

* During the three months ended March 31, 2025, the Company recorded an allowance of $822 in Net financial income in the consolidated statements of profit or loss and comprehensive profit or loss, for a net receivable from the disposal of Yguazu Mining site of $30,178. The receivable is interest-free.

** Following the receipt of the closing calculation, the purchaser has a 45-day period to object which has not yet elapsed.

16	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 7:	DIGITAL ASSETS

BTC transactions and the corresponding values for the three months ended March 31, 2025 and 2024 were as follows:

	Three months ended March 31,
	2025		2024
	Quantity	Value	Quantity	Value
Balance of digital assets including restricted digital assets and digital assets collateralized as of January 1,	1,285	120,124	804	33,971
BTC earned*	693	64,075	943	49,423
Hosting revenue received in BTC	6	571	—	—
BTC earned, not received	(9)	(812)	—	—
BTC exchanged for cash	(428)	(37,263)	(941)	(49,570)
BTC exchanged for services	(55)	(5,178)	—	—
Realized gain on disposition of digital assets**	—	4,748	—	11,063
Change in unrealized gain (loss) on revaluation of digital assets**	—	(23,033)	—	12,655
Balance of digital assets including restricted digital assets as of March 31,	1,492	123,232	806	57,542
Less restricted digital assets as of March 31,***	(353)	(29,120)	—	—
Balance of digital assets excluding restricted digital assets as of March 31,	1,139	94,112	806	57,542

* Management estimates the fair value of BTC earned on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on Coinbase Prime on the day it was received. Management considers the prices quoted on Coinbase Prime to be a level 1 input under IFRS 13, Fair Value Measurement.

** A portion of the realized gain on disposition of digital assets and the change in unrealized gain (loss) on revaluation of digital assets is presented in other comprehensive income after reversing previously recorded revaluation loss on digital assets in the statement of profit or loss. For the three months ended March 31, 2025, a loss of $13,421, net of $4,864 of deferred income tax recovery, was presented in other comprehensive income (three months ended March 31, 2024: a gain of $17,433, net of $6,285 of deferred income tax expense).

*** Restricted digital assets comprises of i) 293 BTC for the BTC payment (“BTC Pledged”) to a third party as a deposit of Miners presented as restricted digital assets. As the Company has the right to redeem the BTC Pledged, the ability of the third party to control the asset is limited, and the BTC Pledged does not meet the definition of a sale. Refer to Note 9, 13 and 19 for more details; and ii) 60 BTC held by a financial institution in connection with BTC selling contracts. Refer to Note 9 for more details.

BTC Redemption Options and redemption obligation

A redemption obligation was recorded for the remaining BTC Redemption Options for which Miners have been shipped, reflecting the Company’s obligation to either redeem the BTC Pledged for cash or use the BTC Pledged for the purchase of the Miners. As of March 31, 2025, the redemption obligation amounted to $20,073, which represented the value of Miners delivered, for which BTC payments were made, and reduced by the value of the BTC redeemed.

No redemption obligation was recorded as of December 31, 2024, as the Miners ordered, for which the deposit payment in BTC was made, had not yet been shipped.

17	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 8:	INVENTORIES

	As of March 31,	As of December 31,
	2025	2024
Waste, limestone and fuel oil*	2,617	—
Electronic and networking components	2,269	1,180
	4,886	1,180

* On the Acquisition Date, additions from the business combination amounted to $3,269 for inventories. Refer to Note 5 for more details.

NOTE 9:	DERIVATIVE ASSETS AND LIABILITIES

BTC option and selling contracts

Starting in the first quarter of 2023, the Company purchased BTC option contracts that gave it the right, but not the obligation, to sell digital assets at a fixed price. Option contracts are used to reduce the risk of BTC price volatility and reduce the variability of cash flows resulting from future sales of digital assets. The Company also entered into contracts and earned premiums by agreeing to sell BTC if the price reached specific targets. The Company did not apply hedge accounting to these contracts.

BTC Redemption Option

Starting November 2024, the Company entered into purchase orders of Miners with a supplier which allows the Company to pay for the Miners in cash, BTC or a combination of both. In the event that the Company elects to pay using BTC (BTC Pledged, as defined in Note 7) either full or partial, the Company has the option to redeem the BTC Pledged at the price originally pledged in four quarterly installments (“BTC Installments”) within 12 months after the redemption period starts. The redemption period starts when the Miners are shipped. If the Company elects not to redeem one of the BTC Installments, the Company forfeits the right to redeem the remaining BTC Installments. The right to redeem the BTC (“BTC Redemption Option”) meets the definition of an embedded derivative.

In November 2024, the Company paid for the Miners ordered using 351 BTC valued at $33,200, i.e. 351 BTC Pledged. On initial recognition, the Company recorded derivative assets of $1,349 with a corresponding reduction in long-term deposit and equipment prepayments as the Miners were not yet shipped. On January 30, 2025, the Company exercised its option to redeem the first installment of the BTC Pledged and redeemed 87 BTC for $8,308.

On March 12, 2025, an exchange agreement (“2025 Miners Swap Order”) was entered into to return 4,160 Bitmain T21 Miners. In consideration for the returned products, Bitmain provided the Company with a $9,484 credit. Simultaneously, the Company placed another purchase order for 3,660 Bitmain S21+ Miners at a purchase price of $11,858. The Company has the option to pay the net amount of $2,374 in cash or in BTC. On March 13, 2025, the Company paid the net $2,374 in BTC which can be redeemed on a quarterly basis, i.e. 29 BTC Pledged. On initial recognition, the Company recorded derivative assets of $393 with a corresponding reduction in long-term deposit and equipment prepayments as the Miners had not yet been shipped.

Refer to Note 7, Note 13, Note 19 and Note 25 for more details.

18	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 9:	DERIVATIVE ASSETS AND LIABILITIES (Continued)

The following table summarizes the derivatives and reconciles the fair value measurement (Level 2):

	March 31,			December 31,
	2025			2024
	BTC Redemption Option	BTC option and selling contracts		BTC Redemption Option	BTC option and selling contracts
	Derivative Assets	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Assets	Derivative Liabilities
Balance as of January 1,	3,418	—	(128)	—	1,281	—
Remeasurement recognized in statement of profit or loss	(2,165)	(3,291)	1,742	2,069	15,871	(121)
Purchases	—	27,265	2,790	—	13,610	351
Initial recognition	393	—	—	1,349	—	—
Sales	—	(23,295)	(5,177)	—	(30,762)	(358)
Balance as of period end	1,646	679	(773)	3,418	—	(128)

Total derivative assets	2,325			3,418
Total derivative liabilities	(773)			(128)

The following gain or loss on derivatives are recognized in Net financial income in the consolidated statements of profit or loss and comprehensive profit or loss:

	Three Months Ended March 31,
	2025	2024
Gain (loss) on BTC options and selling contracts derivatives
Unrealized change in fair value of outstanding contracts	(6,338)	2,128
Realized gain on settled contracts	4,789	362
	(1,549)	2,490
Gain (loss) on BTC Redemption Option
Unrealized change in fair value	(3,180)	—
Realized gain on settled options	1,015	—
	(2,165)	—
Total gain (loss) (Note 22)	(3,714)	2,490

19	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 10:	ASSETS HELD FOR SALE

As of March 31, 2025 and December 31, 2024, assets held for sale* consisted of the following:

		As of March 31,	As of December 31,
	Note	2025	2024
Miners	i.	4,942	4,806
Mining electrical components		666	1,117
		5,608	5,923

* Assets held for sale were measured at the lower of their carrying amount and fair value less costs to sell at the time of the reclassification. The fair value of the asset was determined using the latest sale approach, which is based on recent sales price concluded by the Company. It is a level 3 measurement under the fair value hierarchy and is a non-recurring measurement. The key assumption used by Management to determine the fair value is the most recent amount invoiced to a third party for a Miner sold.

i.	Miners held for sale

The following table summarizes the movement of Miners held for sale:

	MicroBT WhatsMiner M30, M31 & M50 Miners		MicroBT WhatsMiner M20S Miners		Bitmain S19j Pro Miners		Total		Proceeds of sale	Gain/(loss) on sale
	Qty	Value	Qty	Value	Qty	Value	Qty	Value	Value	Value
Balance as of January 1, 2024	—	—	731	316	300	205	1,031	521	—	—
Additions	7,696	1,363	—	—	—	—	7,696	1,363	—	—
Dispositions	—	—	(258)	(108)	(300)	(205)	(558)	(313)	239	(74)
Balance as of March 31, 2024	7,696	1,363	473	208	—	—	8,169	1,571	239	(74)
Additions	30,606	6,565	—	—	2,609	822	33,215	7,387	—	—
Dispositions	(1,140)	(251)	—	—	—	—	(1,140)	(251)	289	38
Balance as of June 30, 2024	37,162	7,677	473	208	2,609	822	40,244	8,707	528	(36)
Additions	277	62	—	—	5,786	1,587	6,063	1,649	—	—
Dispositions	(4,620)	(1,022)	—	—	—	—	(4,620)	(1,022)	1,049	27
Impairment	—	(3,120)	(473)	(208)	—	(300)	(473)	(3,628)	—	—
Balance as of September 30, 2024	32,819	3,597	—	—	8,395	2,109	41,214	5,706	1,577	(9)
Additions	1,447	181	—	—	—	—	1,447	181	—	—
Dispositions	(9,339)	(1,026)	—	—	(399)	(55)	(9,738)	(1,081)	970	(111)
Balance as of December 31, 2024	24,927	2,752	—	—	7,996	2,054	32,923	4,806	2,547	(120)
Additions	7,673	2,739	—	—	—	—	7,673	2,739	—	—
Dispositions	(11,177)	(1,283)	—	—	—	—	(11,177)	(1,283)	1,578	295
Impairment (Note 11)	—	(1,320)	—	—	—	—	—	(1,320)	—	—
Balance as of March 31, 2025	21,423	2,888	—	—	7,996	2,054	29,419	4,942	1,578	295

20	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 11:	IMPAIRMENT

The following table summarizes the impairment loss in the consolidated statements of profit or loss and comprehensive profit or loss:

				Three months ended March 31,
					2025
	Equipment and construction prepayments	Assets held for sale	ROU assets	Property, plant and equipment	Total
Argentina CGU	231	—	103	15,576	15,910
Miners held for sale	—	1,320	—	—	1,320
	231	1,320	103	15,576	17,230

During the three months ended March 31, 2025, as a result of the decline of the Company’s market capitalization and BTC prices, the Company performed evaluations of the recoverable amount of the assets for operating cryptocurrency mining facilities in Canada, United States, Argentina and Paraguay separately. The Company also observed an increase in gas prices which affects the Company’s cost of energy in Argentina. The recoverable amount for the Argentina cash generating unit (“CGU”) was calculated using the value in use model, which was determined to be lower than its carrying amount. Based on its calculation, the Company determined that an impairment loss should be recorded on its Argentina CGU in the amount of $15,910 during the first quarter of 2025.

Changes in the following assumptions would result in further impairment on the Argentina CGU as follows:

Increase in impairment loss
A decrease of 5% of revenue	2,922
An increase of 5% in the discount rate	1,955
An increase of 5% in energy prices	1,351

21	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 11:	IMPAIRMENT (Continued)

The key assumptions used in the value in use calculation for the Argentina CGU were as follows:

Revenues*	Two optimistic and two pessimistic scenarios and one status quo scenario, each with an estimated future revenue per Terahash, were used to project revenues and associated cash flows from cryptocurrency mining. Management assigned probabilities to each scenario to calculate weighted average expected outcomes.	The weighted average daily revenue per Terahash used in the value in use calculation was $0.05/Terahash
Discount rate and period	The discount rate reflects Management’s assumptions regarding the unit’s specific risk. The pre-tax discount rate used was estimated with some of the risk already being implicitly reflected through management’s allocation of probabilities to the various scenarios included in the revenue calculation.	The value in use of the CGU was determined based on the present value of the expected cash flows over a four-year period discounted at an annual pre-tax rate of 30% in varying scenarios
Energy prices	Management estimated that energy prices for the duration of the forecasted years will be approximately:	$0.05 per kilowatt hour
Terminal values	Management estimated the terminal value of the Miners included in the CGU for the purposes of the impairment testing to be derived from the Miners direct margin applied to the ending hashrate for a period of:	Approximately 1 year

* Changes in BTC price and BTC network difficulty that can lead to changes in expected revenues were considered in the various scenarios listed above.

Refer to the discussion in Note 26 - Subsequent events (Argentina Operations), the outcome of which may result in further impairment in subsequent periods.

22	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 12:	PROPERTY, PLANT AND EQUIPMENT

	Notes	BVVE	Land and buildings	Power plants	Machinery and Equipment	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2025		425,447	34,426	—	—	59,827	1,748	521,448
Additions		77,783	438	—	—	2,980	108	81,309
Additions through business combination	5	39,490	5,937	92,228	18,376	580	1,678	158,289
Dispositions	6	(18,395)	(15,611)	—	—	—	—	(34,006)
Transfer to assets held for sale	10	(31,974)	—	—	—	—	—	(31,974)
Balance as of March 31, 2025		492,351	25,190	92,228	18,376	63,387	3,534	695,066

Accumulated Depreciation
Balance as of January 1, 2025		141,878	819	—	—	29,377	849	172,923
Depreciation	22, 24	26,722	173	28	255	1,406	7	28,591
Transfer to assets held for sale	10	(29,214)	—	—	—	—	—	(29,214)
Impairment	11	8,380	—	—	—	7,162	34	15,576
Balance as of March 31, 2025		147,766	992	28	255	37,945	890	187,876

Net book value as of March 31, 2025		344,585	24,198	92,200	18,121	25,442	2,644	507,190

Cost
Balance as of January 1, 2024		354,803	5,740	—	—	50,728	1,262	412,533
Additions		294,311	29,114	—	—	10,228	529	334,182
Dispositions		(433)	—	—	—	(560)	(25)	(1,018)
Transfer to assets held for sale	10	(208,471)	—	—	—	—	—	(208,471)
Change in discount rate in asset retirement obligations		—	—	—	—	88	—	88
Sales tax recovery	22	(14,763)	(428)	—	—	(657)	(18)	(15,866)
Balance as of December 31, 2024		425,447	34,426	—	—	59,827	1,748	521,448

Accumulated Depreciation
Balance as of January 1, 2024		199,794	424	—	—	25,656	647	226,521
Depreciation	22, 24	141,219	423	—	—	4,166	222	146,030
Sales tax recovery - depreciation	22, 24	(8,624)	(28)	—	—	(104)	(4)	(8,760)
Dispositions		(62)	—	—	—	(423)	(16)	(501)
Transfer to assets held for sale	10	(197,199)	—	—	—	—	—	(197,199)
Impairment on deposits transferred to PPE		6,750	—	—	—	82	—	6,832
Balance as of December 31, 2024		141,878	819	—	—	29,377	849	172,923

Net book value as of December 31, 2024		283,569	33,607	—	—	30,450	899	348,525

23	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 12:	PROPERTY, PLANT AND EQUIPMENT (Continued)

Assets not subject to depreciation

As of March 31, 2025, property, plant and equipment that are not yet placed into service amounted to $12,928 and are not yet subject to depreciation.

Dispositions

Through the sale of the Yguazu Mining Site, the Company sold $34,006 of property, plant and equipment to HIVE. Refer to Note 6 for more details.

NOTE 13:	LONG-TERM DEPOSITS AND EQUIPMENT PREPAYMENTS

	As of March 31,	As of December 31,
	2025	2024
Security deposits for energy, insurance and rent*	8,376	4,513
Equipment and construction prepayments*	4,536	51,854
	12,912	56,367

*Following the sale of the Yguazu Mining Site, the Company sold $18,321 of long-term deposits and equipment prepayments to HIVE. Refer to Note 6 for more details.

Equipment and construction prepayments

The following table details the equipment and construction prepayments:

		As of March 31,	As of December 31,
	Note	2025	2024
March 2024 Purchase Order	i.	—	34,791
Other BVVE and electrical components		3,042	3,499
Construction work and materials*		1,494	13,564
		4,536	51,854

* Deposits for construction work and materials mainly related to the Argentina, Paraguay and United States expansions.

i.	March 2024 Purchase Order

As of March 31, 2025, the deposit balance for the March 2024 Purchase Order is detailed as follows:

	As of March 31,
	2025
	Value ($)	Quantity of Miners ordered (received or in transit)*
Non-refundable deposit on the March 2024 Purchase Order	69,234	25,583
Bitmain T21 Miners received or in transit	(17,108)	(6,664)
Bitmain S21 Miners received	(13,608)	(3,975)
Bitmain S21 Hydro Miners received or in transit	(4,338)	(762)
Bitmain S21 Pro Miners received	(34,180)	(6,723)
S21 received unrelated to deposits (unpaid Miners)	—	(6,384)
Balance**	—	1,075

* The total hashrate from the Miners received corresponds to the total hashrate specified in the initial agreements. The quantity of Miners received may vary based on the individual specifications of each Miner.

** Remaining miners to be received that were paid with BTC Pledged and were not included in deposits.

24	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 13:	LONG-TERM DEPOSITS AND EQUIPMENT PREPAYMENTS (Continued)

During the first quarter of 2024, the Company ordered 19,369 Bitmain T21 Miners, 3,975 Bitmain S21 Miners and 762 Bitmain S21 Hydro Miners (collectively defined as the “March 2024 Purchase Order”) for $51,285, $13,608 and $4,338, respectively, with deliveries scheduled from April 2024 to November 2024. In November 2024, the Company amended the March 2024 Purchase Order and upgraded 12,853 Bitmain T21 Miners to 12,853 S21 Pro Miners for $22,654. The amendment had an embedded derivative for the BTC Redemption Option, as described in Note 9, which was initially recognized at a fair value of $1,349, reducing the Company’s Long-term deposits and equipment prepayments. As of March 31, 2025, the remaining deposit amount related to the BTC Redemption Option is not significant.

NOTE 14:	REFUNDABLE DEPOSITS

	Notes	As of March 31,	As of December 31,
		2025	2024
Security deposits for energy	i.	5,005	7,740
Refundable Hosting Deposits	ii.	—	14,216
Other		350	—
		5,355	21,956

i.	Security deposits for energy

The security deposits for energy consumption related to the operational Paso Pe and in-construction Yguazu data centers in Paraguay, for which the undiscounted amounts represented $5,931 and nil, respectively, as of March 31, 2025 (December 31, 2024: $5,931 and $3,379, respectively), as the latter was disposed on March 14, 2025. Refer to Note 6.

ii.	Refundable Hosting Deposits

In September 2024 and in October 2024, the Company entered into two Miner hosting agreements (the “Panther Creek Hosting Agreement” and the “Scrubgrass Hosting Agreement”) with Stronghold which commenced on October 1, 2024 and November 1, 2024, respectively. In connection with the execution of these two Miner Hosting Agreements, the Company made two deposits of $7,800 with Stronghold (the “Panther Creek Refundable Deposit” and “Scrubgrass Refundable Deposit”, collectively, the “Refundable Hosting Deposits”). The Refundable Hosting Deposits bear an annual interest rate at Secured Overnight Financing Rate (“SOFR”) + 1% (the “Annual Interest Rate”). The Refundable Hosting Deposits were initially planned to be repaid in full to the Company within one business day from the end of the initial term expiring on December 31, 2025. Following the acquisition of Stronghold on March 14, 2025, the Panther Creek Hosting Agreement and Scrubgrass Hosting Agreement were terminated, settling the Refundable Hosting Deposits. Refer to Note 19 for more details on the financial instruments details.

NOTE 15:	TRADE PAYABLES AND ACCRUED LIABILITIES

	As of March 31,	As of December 31,
	2025	2024
Trade accounts payable and accrued liabilities*	44,087	21,915
Government remittances	8,153	3,736
BTC option and selling contracts payable	5,640	243
	57,880	25,894

* On the Acquisition Date, additions from the business combination amounted to $20,804 for trade accounts payable and accrued liabilities. Refer to Note 5 for more details.

25	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 16:	WARRANT LIABILITIES

The fair value of warrant liabilities relating to the 2023 private placements described below was $2,396 as of March 31, 2025 (as of December 31, 2024: $8,013).

In November 2023, the Company completed a private placement that included 22,222,223 warrants and 3,000,000 broker warrants to purchase common shares (the “2023 private placement”). The warrants and broker warrants are convertible for a fixed number of common shares of the Company but have a contingent cashless exercise clause which results in a classification of the warrants and broker warrants as a financial liability and measurement of such warrants at fair value through profit or loss recognized in Net financial income.

Details of the outstanding warrant liabilities are as follows:

	As of March 31,		As of December 31,
	2025		2024
	three-month period		twelve-month period
	Number of warrants	Weighted average exercise price (USD)	Number of warrants	Weighted average exercise price (USD)
Outstanding, January 1,	10,841,482	1.17	35,105,390	2.83
Exercised	—	—	(5,111,111)	1.17
Expired	—	—	(19,152,797)	4.21
Outstanding balance as of period end	10,841,482	1.17	10,841,482	1.17

The weighted average contractual life of the warrants as of March 31, 2025, was 1.7 years (December 31, 2024: 1.9 years).

The Black-Scholes model and inputs below were used in determining the weighted average values of the warrants and broker warrants.

2023 warrants and broker warrants

	Remeasurement at period end
Measurement date	March 31, 2025	December 31, 2024
Dividend yield (%)	—	—
Expected share price volatility (%)	78%	77%
Risk-free interest rate (%)	3.94%	4.27%
Expected life of warrants (years)	1.65	1.89
Share price (CAD)	$1.13	$2.13
Exercise price (USD)	$1.17	$1.17
Fair value of warrants (USD)	$0.22	$0.74
Number of warrants (exercised) outstanding	10,841,482	10,841,482

Refer to Note 18 for equity warrant details.

26	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 17:	INCOME TAXES

Current and deferred income tax (expense) recovery

	Three months ended March 31,
	2025	2024
Current tax (expense) recovery:
Current year	(763)	—
Prior year	—	—
	(763)	—

Deferred tax recovery (expense):
Current year	(4,863)	6,285
Prior year	—	—
	(4,863)	6,285
	(5,626)	6,285

NOTE 18:	SHARE CAPITAL

Common shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value and are fully paid which are as follows:

		Three Months Ended March 31,
	Note	2025	2024
Outstanding, January 1,		479,332,885	334,153,330
Issuance through at-the market equity offering program	i.	14,444,643	16,997,285
Issuance through business combination	5	59,866,852	—
Exercise of stock options	21	—	30,000
Exercise of warrant liabilities	16	—	5,111,111
Outstanding, March 31,		553,644,380	356,291,726

i.	At-The-Market Equity Offering Program (“ATM Program”)

Bitfarms commenced an ATM Program on March 11, 2024 (the “2024 ATM Program”), pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate gross proceeds of up to $375,000. During the three months ended March 31, 2025, the Company issued 14,444,643 common shares in exchange for gross proceeds of $24,386 at an average share price of approximately $1.69. The Company received net proceeds of $23,608 after paying commissions of $732 to the sales agent and $47 in other transaction costs.

27	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 18:	SHARE CAPITAL (Continued)

Equity warrants

On March 14, 2025, the Company issued 12,893,650 warrants at an average exercise price of $1.30 as part of the consideration paid to acquire Stronghold. The total value was $11,477 using the Black-Scholes valuation model. Refer to Note 5. The warrants are convertible for a fixed number of common shares of the Company, which are classified as equity instruments.

The Black-Scholes model and weighted average inputs below were used in determining the values of the warrants at initial recognition:

Measurement date	March 14, 2025
Dividend yield (%)	—%
Expected share price volatility (%)	101%
Risk-free interest rate (%)	4.15%
Expected life of warrants (years)	5.96
Share price (CAD)	$1.11
Exercise price (USD)	$1.30
Fair value of warrants (USD)	$0.89
Number of warrants issued	12,893,650

28	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 19:	FINANCIAL INSTRUMENTS

a.	Measurement categories and fair value

Financial assets and financial liabilities have been classified into categories that determine their basis of measurement. The following tables show the carrying values and the fair value of assets and liabilities for each of the applicable categories:

		As of March 31,	As of December 31,
Measurement		2025	2024
Financial assets at amortized cost
Cash	Level 1	38,546	59,542
Trade receivables	Level 3	2,680	1,259
Other receivables	Level 3	1,638	1,387
Security deposits for energy	Level 2	5,005	7,740
Refundable Hosting Deposits	Level 2	—	14,216
Other refundable deposits	Level 3	350	—
Receivable from disposal of business	Level 3	30,178	—

Financial assets at fair value through profit and loss
Derivative assets	Level 2	2,325	3,418
Total carrying amount and fair value		80,722	87,562

Financial liabilities at amortized cost
Trade accounts payable and accrued liabilities	Level 3	49,727	22,158
Redemption obligation	Level 3	20,073	—
Long-term debt	Level 2	2,435	1,576

Financial liabilities at fair value through profit and loss
Derivative liabilities	Level 2	773	128
Warrant liabilities	Level 2	2,396	8,013
Total carrying amount and fair value		75,404	31,875

Net carrying amount and fair value		5,318	55,687

The carrying amounts of cash, trade receivables, other receivables, security deposits for energy, Refundable Hosting Deposits, other refundable deposits, receivable from disposal of business, trade payables and accrued liabilities, redemption obligations and long-term debt presented in the table above are a reasonable approximation of their fair value due to their short-term maturity or they are valued using the income approach valuation technique.

Warrant liabilities

Warrant liabilities related to the 2023 private placements are classified as financial liabilities at fair value through profit or loss with the change in fair value recorded to Net financial income. The fair value measurement is categorized as Level 2 in the fair value hierarchy, is a recurring measurement and is calculated using a Black-Scholes pricing model at each reporting date. Refer to Note 16 for more details.

29	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 19:	FINANCIAL INSTRUMENTS (Continued)

a.	Measurement categories and fair value (Continued)

Derivatives

The fair value of derivatives is categorized as Level 2 in the fair value hierarchy and is presented under derivative assets and liabilities in the consolidated statements of financial position. Their fair values are a recurring measurement. Refer to Note 9 for more details.

i.	BTC option and selling contracts (derivatives)

Fair value of derivative financial instruments generally reflects the estimated amounts that the Company would receive or pay, taking into consideration the counterparty credit risk or the Company’s credit risk at each reporting date. The Company uses market data such as BTC option futures to estimate the fair value of option contracts at each reporting date.

ii.	BTC Redemption Option (embedded derivative)

The purchase order agreements explained in Note 9 provide the Company with the option to redeem the BTC Pledged at a market price determined when the BTC was first pledged (“Agreed BTC Price”). The right to redeem the BTC Pledged meets the definition of an embedded derivative as the derivative that is embedded in the non-financial contract is not closely related to the host contract. Its fair value is determined using a combination of the Monte Carlo simulation model to simulate the future price of BTC using probability factors and the Black-Scholes Model to estimate the value of each BTC Redemption Option. At each reporting date, the fair value is determined by multiplying the number of redeemable BTC pledged by the present value of the difference between the Agreed BTC Price and the simulated spot price of BTC while considering the likelihood of exercising the quarterly installments, with the change in fair value recorded to Net financial income.

30	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 19:	FINANCIAL INSTRUMENTS (Continued)

a.	Measurement categories and fair value (Continued)

Refundable deposits

The refundable deposits are measured at amortized cost using the effective interest rate (“EIR”) method and are classified as Level 2 according to the Company’s fair value hierarchy. Their fair values are a recurring measurement. The valuation technique used is the income approach (discounted future cash flows). Refer to Note 14 for more details.

i.	Refundable Hosting Deposits

The Refundable Hosting Deposits are accounted for as financial assets and recorded at fair value on initial recognition based on the contractual right to receive only each refundable hosting deposit plus interest at the end of the term. Following the acquisition of Stronghold on March 14, 2025, the Panther Creek and the Scrubgrass Hosting Agreements were terminated, settling the Refundable Hosting Deposits.

ii.	Security deposits for energy

Its EIR is 6% over an approximately three-year period. Following the disposal of the Yguazu Mining site, the deposits related to this project were derecognized.

The following table details the movement in the refundable deposits:

	Panther Creek	Scrubgrass	Refundable Hosting Deposits	Security deposits for energy	Other	TOTAL
Balance as of January 1, 2024	—	—	—	277	—	277
Additions	7,800	7,800	15,600	9,034	—	24,634
Initial loss on recognition	(675)	(258)	(933)	(1,571)	—	(2,504)
Fair value at initial recognition	7,125	7,542	14,667	7,740	—	22,407
Interest income	261	103	364	—	—	364
ECLs	(409)	(406)	(815)	—	—	(815)
Balance as of December 31, 2024	6,977	7,239	14,216	7,740	—	21,956
Addition from business combination	—	—	—	—	350	350
Interest Income	187	126	313	74	—	387
Gain on settlement	603	342	945	—	—	945
Derecognition	(7,767)	(7,707)	(15,474)	(2,809)	—	(18,283)
Balance as of March 31, 2025	—	—	—	5,005	350	5,355

31	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 20:	NET LOSS PER SHARE

For the three months ended March 31, 2025 and 2024, potentially dilutive securities have not been included in the calculation of diluted loss per share because their effect is anti-dilutive. The additional potentially dilutive securities that would have been included in the calculation of diluted earnings per share, had their effect not been anti-dilutive for the three months ended March 31, 2025, would have totaled 4,858,178 (three months ended March 31, 2024: 16,034,675).

NOTE 21:	SHARE-BASED PAYMENTS

The share-based payment expense related to stock options (“Options”) and restricted stock units (“RSU”) for employees, directors, consultants and former employees received was as follows:

	Three months ended March 31,
	2025	2024
Equity-settled share-based payment plans	4,437	3,094

Options

During the three months ended March 31, 2025, the Board approved Options grants to purchase 540,000 common shares in accordance with the Long-Term Incentive Plan (the “LTIP Plan”) adopted on May 18, 2021 (three months ended March 31, 2024: nil common shares). All Options issued according to the LTIP Plan become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant. In addition, the Company granted 302 Options to certain employees of Stronghold as part of the business combination described in Note 5.

Details of the outstanding stock options are as follows:

	Three months ended March 31,
	2025		2024
	Number of Options	Weighted Average Exercise Price ($CAD)	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1,	26,865,764	2.64	20,939,387	2.41
Granted	540,302	2.27	—	—
Exercised	—	—	(30,000)	1.85
Forfeited	(57,500)	3.10	(105,000)	2.95
Expired	(12,500)	3.03	—	—
Outstanding, March 31,	27,336,066	2.63	20,804,387	2.41
Exercisable, March 31,	2,113,900	0.54	9,911,000	1.79

The weighted average contractual life of the outstanding Options as of March 31, 2025 was 3.5 years (March 31, 2024: 3.8 years).

32	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 21:	SHARE-BASED PAYMENTS (Continued)

Options (Continued)

The inputs used to value the stock option grants using the Black-Scholes model are as follows:

Grant date	January 10, 2025
Dividend yield (%)	—
Expected share price volatility (%)	80%
Risk-free interest rate (%)	4.46%
Expected life of stock options (years)	3
Share price (CAD)	$2.27
Exercise price (CAD)	$2.27
Fair value of options (USD)	$0.79
Vesting period (years)	1.5
Number of options granted	540,000

RSU

Details of the RSUs are as follows:

	Three months ended March 31,
	2025		2024
	Number of RSUs	Weighted Average Grant Price ($CAD)	Number of RSUs	Weighted Average Grant Price ($CAD)
Outstanding, January 1,	897,666	3.61	624,998	4.05
Granted	1,890,000	1.59	175,000	2.95
Outstanding, March 31,	2,787,666	2.24	799,998	3.81

During the three months ended March 31, 2025, the Company granted 1,890,000 RSUs to certain employees and executive Management of Stronghold as part of the business combination described in Note 5. 1,631,700 RSUs were fully vested upon grant and 258,300 RSUs vest approximately 17% every 3 months. The fair value of the RSUs is based on the Company’s share price at the date of grant.

During the three months ended March 31, 2024, the Board approved the grant of 175,000 RSUs to certain members of senior Management which vest 50% approximately one month from the grant date and an additional 25% every 6 months.

Share awards

During the three months ended March 31, 2025, following the Stronghold transaction, the Company entered into a stock award agreement as well as a consulting agreement with a former executive management of Stronghold and granted 1,542,320 share awards. The share awards shall fully vest in September 2025, subject to continued provision of services through this date. Notwithstanding the forgoing, the share awards can be accelerated and fully vested if certain conditions are met.

33	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22:	ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

Revenues
		Three months ended March 31,
	Notes	2025	2024
Cryptocurrency Mining		64,863	49,423
Cryptocurrency Hosting		571	—
Electrical services		1,094	894
Energy sales		320	—
		66,848	50,317

Cost of revenues

		Three months ended March 31,
	Notes	2025	2024
Energy	a	(25,408)	(19,347)
Depreciation and amortization	24	(29,693)	(38,977)
Hosting expenses		(7,735)	—
Infrastructure expenses		(3,677)	(1,967)
Electrical components and salaries	a	(877)	(708)
		(67,390)	(60,999)

a.	Inventories

During the three months ended March 31, 2025, the cost of electrical component inventory and waste, limestone and fuel oil recognized as an expense and included in cost of revenues was $678 (three months ended March 31, 2024: $526).

34	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22:	ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

General and administrative expenses

		Three months ended March 31,
	Notes	2025	2024
Salaries and wages		(6,170)	(6,047)
Share-based payments	21	(4,437)	(3,094)
Professional services		(5,687)	(1,658)
Insurance, duties and other		(3,104)	(1,957)
Travel, motor vehicle and meals		(470)	(246)
Telecom hosting and telecommunications		(187)	(78)
Advertising and promotion		(118)	(116)
		(20,173)	(13,196)

Net financial income

		Three months ended March 31,
	Notes	2025	2024
Gain on revaluation of warrants		5,618	9,040
(Loss) gain on derivative assets and liabilities	9	(3,714)	2,490
Gain on settlement of Refundable Hosting Deposits	14, 19	945	—
Gain on disposition of marketable securities	b	391	338
Interest income		950	680
Interest on long-term debt and lease liabilities		(645)	(378)
Loss on foreign exchange		(163)	(61)
Other financial expenses		(1,272)	(666)
		2,110	11,443

b.	Gain on disposition of marketable securities

During the three months ended March 31, 2025 and 2024, the Company funded its expansion in Argentina through the acquisition of marketable securities and the in-kind contribution of those securities to the Company’s subsidiary in Argentina. The subsequent disposition of those marketable securities in exchange for ARS gave rise to a gain as the amount received in ARS exceeded the amount of ARS the Company would have received from a direct foreign currency exchange.

35	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 23:	GEOGRAPHICAL INFORMATION

Reportable segment

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and to assess performance. Accordingly, for Management purposes, the Company is organized into one operating segment which meets the definition of a reportable segment, cryptocurrency Mining, which is the operation of data centers that support the validation and verification of transactions on the BTC blockchain, earning cryptocurrency for providing these services, as described in Note 1.

Revenues

Revenues* by country are as follows:

	Three months ended March 31,
	2025	2024
North America
Canada	29,778	32,138
United States	18,101	4,887
	47,879	37,025
South America
Paraguay	12,014	1,716
Argentina	6,955	11,576
	18,969	13,292
Global total	66,848	50,317

*	Revenues are presented based on the geographical contribution of computational power used for hashing calculations (measured by hashrate) or sales to external customers. During the years ended March 31, 2025 and 2024, the Company earned 97% and 98% of its revenues, respectively, from one Mining pool operator. The Company has the ability to switch Mining Pools or to mine independently at any time.

Property, Plant and Equipment and other non-current assets

The net book value of property, plant and equipment and other non-current assets (excluding financial assets and deferred tax assets) by country is as follows:

	As of March 31,			As of December 31,
	2025			2024
	PPE	Other	Total non-current assets	PPE	Other	Total non-current assets
North America
Canada	104,909	17,286	122,195	117,615	54,291	171,906
United States	291,591	20,744	312,335	62,854	15,491	78,345
	396,500	38,030	434,530	180,469	69,782	250,251
South America
Paraguay	73,286	1,417	74,703	112,452	12,594	125,046
Argentina	37,404	747	38,151	55,604	1,050	56,654
	110,690	2,164	112,854	168,056	13,644	181,700
Global Total	507,190	40,194	547,384	348,525	83,426	431,951

36	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 24:	ADDITIONAL DETAILS TO THE STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2025	2024
Changes in working capital components:
Decrease (increase) in trade receivables, net	702	(15)
Decrease in other current assets	3,608	885
Increase in inventories	(429)	—
Decrease (increase) in deposits	11,234	(1,670)
Increase in trade payables and accrued liabilities	12,719	550
Decrease in taxes payable	(188)	(73)
Increase in other non-current liabilities	139	—
	27,785	(323)

Significant non-cash transactions:
Issuance of common shares, warrants and RSUs in connection with the acquisition of Stronghold	78,161	—
Addition of ROU assets and related lease liabilities	134	91
Purchase of PPE financed by short-term credit	2,416	3,142
Equipment prepayments realized as additions to PPE	40,357	26,717
Computational power revenue and its related service expense	788	—

Depreciation and Amortization
Property, plant and equipment	28,591	38,103
ROU assets	936	808
Intangible assets	166	66
	29,693	38,977

NOTE 25:	COMMITMENTS, CONTINGENT LIABILITY AND LAWSUITS

Contingent liability

In 2021, the Company imported Miners into Washington State, United States, that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection challenged the origination of the Miners, asserting that the Miners were manufactured in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%.

During the third quarter of 2023 and the first quarter of 2025, the Company submitted supporting documentation to U.S. Customs and Border Protection in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9,424 do not apply. While the final outcome of this matter is uncertain at this time, Management has determined it is not probable that it will result in a future cash outflow for the Company and, as such, no provision was recorded as of March 31, 2025.

37	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 25:	COMMITMENTS, CONTINGENT LIABILITY AND LAWSUITS (Continued)

Commitments

As of March 31, 2025, in relation to the March 2024 Purchase Order, the Company is committed to purchase 1,075 S21 Pro Miners yet to be delivered, for which BTC was pledged.

In addition, in relation to the 2025 Miners Swap Order, the Company is committed to return 4,160 Bitmain T21 Miners and to purchase 3,660 Bitmain S21+ Miners. In consideration for the returned products, the Company will receive a $9,484 credit refund that will be applied against the purchase price of $11,858. On March 13, 2025, the Company paid the net $2,374 in BTC.

As of March 31, 2025, the Company’s total remaining payment exposure obligations in connection with the Miner purchase orders were $27,296 for 293 BTC Pledged that can be redeemed in installments. Of the potential obligation of $27,296, $20,073 was recorded as redemption obligation in the consolidated statements of financial position as the Miners were shipped.

The Company is not obligated to redeem all or any of the BTC installments. If the Company elects not to redeem one of the BTC Installments, the Company forfeits the right to redeem the remaining BTC Installments. In January 2025 and April 2025, the Company exercised the first and second BTC Installment relating to the March 2024 Purchase Order, respectively. Refer to Note 7 and Note 9 for more details.

		As of March 31,
		2025
	Quantity of Restricted BTC	Potential Obligation
2023 Purchase Order and March 2024 Purchase Order	351	33,230
Redemption of BTC*	(87)	(8,308)
2025 Swap Order	29	2,374
	293	27,296

* The redemption of BTC in April 2025 for the second BTC installment is not included.

Lawsuits
		As of March 31,	As of December 31,
		2025	2024
FERC Matters	i.	1,065	—
Shareholder Securities Lawsuit	ii.	1,816	—
Total settlement accruals		2,881	—
Less current portion		(991)	—
Effect of discounting		(117)	—
Non-current portion		1,773	—

The undiscounted legal settlement accruals amounted to $2,881 as of March 31, 2025. The current portion and the non-current portion were recorded in accounts payable and accrued liabilities and in other non-current liabilities, respectively, in the consolidated statements of financial position (December 31, 2024: nil).

38	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 25:	COMMITMENTS, CONTINGENT LIABILITY AND LAWSUITS (Continued)

Lawsuits (Continued)

i. Federal Energy Regulatory Commission (“FERC”) Matters

On November 19, 2021, Scrubgrass received a notice of breach from PJM Interconnection, LLC alleging that Scrubgrass breached Interconnection Service Agreement – No. 1795 (the “ISA”) by failing to provide advance notice to PJM Interconnection, LLC and Mid-Atlantic Interstate Transmission, LLC pursuant to ISA, Appendix 2, section 3, of modifications made to the Scrubgrass Plant. On May 11, 2022, the Division of Investigations of the FERC Office of Enforcement (“OE”) informed the Company that the OE was conducting a non-public preliminary investigation concerning Scrubgrass’ compliance with various aspects of the PJM tariff.

On January 30, 2025, the Federal Energy Regulatory Commission (the “Commission”) approved a Stipulation and Settlement Agreement between the OE and Scrubgrass (the “Settlement Agreement”). Pursuant to the Settlement Agreement, Scrubgrass agreed to: (a) disgorge to PJM $679 in capacity revenues received during the relevant period; (b) pay a civil penalty of $741 for a total, including (a), of $1,420 to the United States Treasury; and (c) provide compliance training to relevant personnel and compliance monitoring reports. Scrubgrass is to pay the settlement amount over a period of three years. In the first year, Scrubgrass is to pay a lump sum of $355, which Scrubgrass paid in February of 2025. In the second and third years, Scrubgrass shall make 8 payments of $133 on a calendar quarter basis. For a period of five years following the effective date of the Settlement Agreement, Scrubgrass is to provide annual compliance training focused primarily on the applicable tariff and related rules, regulations, and requirements applicable to operating generators, to all personnel whose job responsibilities relate to the generators’ participation in Commission jurisdictional markets. As of March 31, 2025, the settlement accrual was $1,065 and represents the 8 installment payments.

ii. Shareholder Securities Lawsuit

On April 14, 2022, Stronghold, and certain of its former directors, officers and underwriters were named in a putative class action complaint filed in the United States District Court for the Southern District of New York (Winter v. Stronghold Digital Mining, Case No. 1:22-cv-3088). On October 18, 2022, the plaintiffs filed an amended complaint, alleging that the Company made misleading statements and/or failed to disclose material facts in violation of Section 11 of the Securities Act, 15 U.S.C. §77k and Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), about the Company’s business, operations, and prospects in the Company’s registration statement on Form S-1 related to its initial public offering, and when subsequent disclosures were made regarding these operational issues when the Company announced its fourth quarter and full year 2021 financial results, the Company’s stock price fell, causing significant losses and damages.

On December 16, 2024, the District Court issued an Order granting Preliminary Approval of the Class Action Settlement, Approving Form and Manner of Notice, and Setting Date for Hearing on Final Approval of Settlement. The Company agreed to pay $4,750 in cash and 25 BTC. On January 15, 2025, $2,500 was covered by the Company’s insurance providers and Stronghold paid the remaining $2,250 into escrow. One BTC will be paid monthly for two years. The cash value of each Bitcoin is expected to be calculated monthly according to a price set by the Nasdaq Bitcoin reference price index. As of March 31, 2025, the settlement accrual was $1,816 and represents the value of the remaining 22 BTC to paid.

39	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 26:	SUBSEQUENT EVENTS

Credit Facility

On April 1, 2025, the Company signed a credit facility for up to $300,000 (the “Credit Facility”) with Macquarie Equipment Capital, Inc. (“Macquarie”). The initial draw for $50,000 (“Initial Tranche”) will be used for project development soft costs of the Panther Creek data center and other general corporate purposes. The remaining $250,000 (“Second Tranche”) will be drawable as the Company achieves specific development milestones at the Panther Creek location and secured at the project level at which time the Initial Tranche will be rolled into the project facility. The facility expires two years from the closing date and incurs an annual interest rate of 8%.

In connection with the Initial Tranche, Macquarie received warrants for the purchase of $5,000 in shares of the Company. Under the loan agreement, up to $125,000 having been drawn under the Second Tranche for the Panther Creek development, Macquarie will receive additional warrants equal to 10% of the amount drawn under the Credit Facility.

The Credit Facility for the Initial Tranche includes various covenants for the Company and its subsidiaries including restrictions on dispositions, dividends, the incurrence of debt and liens, material changes in the nature of its business, related party transactions and investments.

The Company is subject to financial and non-financial covenants. As of May 13, 2025, the Company was not in breach of any of its Credit Facility covenants.

Redemption options of BTC

On April 30, 2025, the Company exercised its option to redeem the second installment of the BTC Pledged in relation to the purchase of Miners under the March 2024 purchase order. The Company redeemed 87 BTC for $8,308. See Note 7 for more details.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 26:	SUBSEQUENT EVENTS (Continued)

Argentina Operations

On April 30 2025, the Company was informed that its electricity supplier at Rio Cuarto, Argentina, Generación Mediterránea S.A. (“GMSA”), appointed local and international financial advisors to conduct a process with their creditors regarding the restructuring of all its financial debt, but confirmed that the Company would be able to continue consuming power at the Rio Cuarto site. GMSA is currently negotiating with its commercial suppliers. On May 12, 2025, the Company was informed by GMSA that, effective immediately, they were halting the supply of electricity to the Company’s Rio Cuarto, Argentina facility until further notice. At this stage, there is uncertainty around the potential resumption of the supply of electricity and the timing thereof. This event has necessitated a pause in the Company’s cryptocurrency Mining activities in Argentina and, unless resolved, may significantly impact the operations in that country. The Company is evaluating all of its options for its Argentina operations. The impact of this subsequent event is considered a non-adjusting subsequent event and not factored into the Company’s impairment analysis discussed in Note 11.

Class Action Lawsuit

On May 9, 2025, a purported shareholder filed a putative class action complaint in the United States District Court for the Eastern District of New York, in a case titled Olympio v. Bitfarms Ltd., Benjamin Gagnon, Jeffrey Lucas, and Geoff Morphy, case no 1:25-cv-02630, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, promulgated thereunder. The lawsuit alleges that the Company, its current CEO, its CFO and its former CEO made materially false and/or misleading statements regarding the Company’s business, operations and internal controls over financial reporting. The Plaintiff seeks class certification, unspecified damages plus interest and attorney and expert witness fees and other costs on behalf of a purported class consisting of all persons and entities (subject to specified exceptions) that purchased or otherwise acquired Company common stock from March 21, 2023 and December 9, 2024. The Company cannot predict the duration or outcome of this lawsuit at this time. As a result, the Company is unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this lawsuit. The Company intends to vigorously defend itself in this matter.

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